UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/07_ AND ENDING _12/31/07_
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. P. Stewart Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Trinity Hall, 43 Cedar Avenue
(No. and Street)

Hamilton   _Bermuda_   _HM12_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William P. Stewart   _441-295-8585_
(Area Code – Telephone Number)

Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Washington, DC
111

300 Madison Avenue   _New York_   _NY_   _10017_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __William P. Stewart_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__W.P. Stewart Securities Limited_____, as

of __December 31_____, 20__07__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Seth L. Pearlstein
Notary Public - New York
County of New York
No. #: 02PE6098244
Expiration Date: 9-5-02

_____
Notary Public

_____
Signature

__Financial Principal__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal
Control Required by SEC Rule 17a-5**

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In planning and performing our audit of the financial statements and supplemental schedule of W.P. Stewart Securities Limited (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

PRICEWATERHOUSECOOPERS 🎱

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2008

W.P. STEWART SECURITIES LIMITED

STATEMENT of FINANCIAL CONDITION

As of December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of W.P. Stewart Securities Limited (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2008

W.P. STEWART SECURITIES LIMITED

Statement of Financial Condition

December 31, 2007

ASSETS:

Cash and cash equivalents	$	4,136,681
Receivable from clearing broker		90,239
Software (net of accumulated amortization of $1,184,194)		416,010
Marketable investment (cost $12,400)		49,490
Other assets		303,424
	$	4,995,844

LIABILITIES and SHAREHOLDER'S EQUITY:

Liabilities:		
Accrued expenses and other liabilities	$	857,483
Payables to affiliates, net		66,059
		923,542
Shareholder's Equity:		
Common shares, $1.00 par value; 50,000		
shares authorized, issued and outstanding		50,000
Additional paid-in-capital		650,000
Retained earnings		3,372,302
		4,072,302
	$	4,995,844

The accompanying notes are an integral part of this financial statement.

W.P. STEWART SECURITIES LIMITED

Notes to Statement of Financial Condition

1. **Organization:**

   W.P. Stewart Securities Limited (the "Company") is a wholly owned subsidiary of W.P. Stewart & Co., Ltd. (the "Parent"). The Company was incorporated on January 2, 1996 under the laws of Bermuda by the Office of the Registrar of Companies. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. In addition, the Company clears all transactions with and for customers of affiliates on a fully disclosed basis through a clearing broker.

2. **Summary of Significant Accounting Policies:**

   The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the Company is U.S. dollars.

   The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash and cash equivalents primarily consist of cash on hand held at accounts with the Company's clearing broker. The Company is exposed to the credit risk resulting from this concentration of cash. For net capital purposes, off-shore money market funds, carried at fair value, held at the Bermuda based bank are treated as non-allowable assets and as such the total amount of $187,390 is included in other assets at December 31, 2007.

   The Company, under Bermuda law, is not required to pay any taxes in Bermuda on either income or capital gains. The Company will be exempt from taxation until at least March 2016. Accordingly, no provision for taxes has been recorded.

3. **Receivable From Clearing Broker:**

   The Company conducts business with a clearing broker on behalf of its customers subject to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. Under the clearing agreement, the Company has agreed to indemnify the clearing broker for non-performance by any customers introduced by the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At

3

W.P. STEWART SECURITIES LIMITED

Notes to Statement of Financial Condition

December 31, 2007, the Company has recorded no liability with regard to this right. The Company is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed. The amount recorded as receivable from clearing broker is considered to approximate the fair value, due to its short-term nature.

With effect from January 31, 2007, under the clearing agreement, if the Company wishes to terminate such agreement prior to the end of the first three years of the agreement, and the Company provides less than the 12 months' notice that the agreement requires, the Company would be liable to the clearing broker for the average monthly revenue derived by the clearing broker from the Company during the last 12 month period times the shortfall between the termination date and the 12 month required notification period.

Also, in the event of termination prior to the end of the first three years of the clearing agreement, the Company would be liable for repayment of a forgivable loan in the amount of $500,000 plus accrued interest that was made by the clearing broker to the Company under the clearing agreement, as well as all costs and expenses of terminating the clearing agreement. The total amount of $536,681 which includes accrued interest in the amount of $36,681 is included in accrued expenses and other liabilities at December 31, 2007.

4. **Software:**

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company capitalizes significant costs incurred in the development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. The first phase of the system for which the software was developed was placed in service and became operational on January 18, 2005, while the second phase was placed in service and became operational on January 30, 2006. Amortization expense for the year ended December 31, 2007 was $521,516.

5. **Net Capital Requirements:**

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 1/15 of aggregate indebtedness, as defined, or $100,000.

At December 31, 2007, the Company had net capital, as defined, of $3,345,444 that exceeded the required minimum net capital of $100,000 by $3,245,444. At December 31, 2007,

W.P. STEWART SECURITIES LIMITED

Notes to Statement of Financial Condition

aggregate indebtedness totaled $923,542. The ratio of aggregate indebtedness to net capital was .29 to 1.

6.   **Related Party Transaction:**

The Company earns commissions on accounts that are managed under investment agreements by its Parent and other affiliates. Substantially all of the commission revenue earned by the Company, as well as allocated expenses, are deemed to be directly related to the Company's relationship with its Parent and other affiliates. These allocated expenses from the parent and affiliates are for certain administrative, accounting and personnel services, and other operating expenses, as determined by management. As of December 31, 2007, the Company has a net payable to affiliates of $66,059. The payable to affiliates is non-interest bearing and due on demand.

